SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE POLICY INDEMNITY POLICY MANAGERS AND MEMBERS

Copyright Braskem S.A. Todos os Direitos Reservados.

1.	PURPOSE	3
2.	SCOPE	3
3.	REFERENCES	3
4.	ASSIGNMENTS AND RESPONSIBILITIES	3
4.1	BOARD OF DIRECTORS OF BRASKEM	3
4.2	COMPLIANCE COMMITTEE	4
4.3	EXECUTIVE OFFICE	4
4.4	LEGAL AREA	4
5.	POLICY	4
5.1	PURPOSE AND SCOPE OF THE INDEMNITY COMMITMEN	4
5.2	INDEMNITY INSTRUMENT	5
5.3	RULES AND PROCEDURES FOR THE INDEMNITY COMMITMENT	5
5.3.1	NOTIFICATION	5
5.3.2	ANALYSIS OF THE QUALIFICATION AND APPROVAL OF THE INDEMNITY INSTRUMENT	6
5.4	EXPENDITURES	7
5.5	EXCEPTIONAL SITUATIONS	8
5.6	EXCLUDING EVENTS
5.7	DEFENSE	9
5.8	COVERAGE PERIOD	10
6.	GENERAL PROVISIONS	10
DEFINITIONS		11
EXHIBIT I - INDEMNITY INSTRUMENT FORM		13
CONTROL INFORMATION		18

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1.     PURPOSE

The purpose of this Indemnity Policy (“Policy”) is to set forth guidelines, requirements, limits and procedures for the granting of an indemnity commitment to administrators, Members and other Beneficiaries of Braskem (“Indemnity Commitment”).

2.     SCOPE

This Policy applies to Braskem S.A. and all of its Controlled Companies, in Brazil and abroad.

3.     REFERENCES

•         Bylaws of Braskem

•         PE 1050-00020 – Global Policy on Compliance System of Braskem

•         PE 1070-00001 – Policy on Legal Matters of Braskem

•         Code of Conduct of Braskem

•         CVM (“Brazilian Securities and Exchange Commission”) Rulings, including CVM Guidance Report n. 38/18

4.     ASSIGNMENTS AND RESPONSIBILITIES

4.1     BOARD OF DIRECTORS OF BRASKEM

•         Appraise the Qualification and approve the Indemnity Commitments to be granted whenever (i) it involves a Related Party, pursuant to the Bylaws; (ii) its Beneficiary is the Business Leader or more than half of the Officers; (iii) the amounts payable to Beneficiary(ies) involved in such Claim are greater than BRL 20 million or an equivalent amount in dollars; or (iv) at the discretion of the Executive Office, it is relevant for the Company, due to: (a) the subject matter or its potential effects over the Company, from a point of view of strategy, reputation, or others; or (b) the possible repercussion on other similar Claims with an aggregate indemnifiable amount greater than BRL 20 million;

•         Analyze and authorize Expenditures arising from Indemnity Commitments granted by the Board of Directors, in compliance with section 5.4 hereof;

•         Periodically follow up on the granting by the Executive Office of new Indemnity Commitments that are not incumbent upon Braskem’s Board of Directors, under the terms above; and

•         Approve any change to this Policy, especially as a result of changes to the bylaws, laws or regulations on the matter that apply to the Company.

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4.2     COMPLIANCE COMMITTEE

•         Give suggestions on the Qualification and Expenditure of the Indemnity Commitment, whenever the case falls under the scope of its competence.

4.3     EXECUTIVE OFFICE

Appraise the Qualification and approve the Indemnity Commitments to be granted whenever the amounts payable to the Beneficiary(ies) involved in such Claim are lower than BRL 20 million or an equivalent amount in dollars (the conversion rate used shall be reported in the statement of calculation).

4.4     LEGAL AREA

•         Carry out technical assessment regarding the Qualification to the Indemnity Commitment, supported by an opinion of a law firm of recognized qualification and reputation in the market;

•         Forward the result of the technical assessment of the Qualification to the Compliance Committee, whenever the case falls under the scope of its competence;

•         Periodically forward the Indemnity Commitments not subject to approval by the Board of Directors, which have been granted by the Executive Office under this Policy, as well as the Indemnity Commitments that have been subject to approval by the Board of Directors and whose expenditure has been lower than BRL 500 thousand, pursuant to section 5.4, for the knowledge of such body; and

•         Propose the updating of this Policy to the Board of Directors of Braskem, so as to keep it permanently updated and in consonance with the applicable laws or regulations.

5.     POLICY

5.1     PURPOSE AND SCOPE OF THE INDEMNITY COMMITMENT

The Indemnity Commitment seeks to ensure, according to this Policy and within the legal, regulatory and ethical limits, legal and equity protection to the Beneficiaries, with the purpose of attracting and retaining qualified professionals.

The Indemnity Commitment may encompass the Administrators, Members and other Beneficiaries, to the extent that such individuals are personally included in, or affected by, administrative, court or arbitration proceedings or other Claims aimed at the collection of agreements, debts, indemnifications and/or fines that are under the responsibility of Braskem S.A., its Controlled Companies and/or entities in which the Beneficiary participate by appointment of Braskem and/or that directly result from regular management acts or from the performance of their activities and duties at Braskem, its Controlled Companies and/or entities in which the Beneficiary participate by appointment of Braskem, including those of a tax, labor, regulatory or environmental nature, among others, always observing those excluding liability set forth in this Policy and in the respective Indemnity Instruments.  It may also include Claims and facts or acts prior to the date of approval of this Policy, provided they observe the limits and the rules and procedures set forth herein.

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The Indemnity Commitment is complementary to the insurance coverages under the D&O (Directors and Officers) Policy, when applicable, it being certain that the insurance claim and the subsequent interactions with the respective insurance company shall always be conducted by the Company. The Beneficiaries will be allowed to follow up on the loss regulating process.

5.2     INDEMNITY INSTRUMENT

The Indemnity Commitment regarding any Claim involving a Beneficiary shall be formalized through the execution of an Indemnity Instrument, according to the form included in Exhibit I of this Policy, and any adjustments that may be necessary on a case-by-case basis due to the Claim(s) to be covered thereby, will be allowed, provided they do not change the content of the rights and obligations set forth in such form.

Upon compliance with the requirements set for its execution, as provided for in section 5.3.2 below, the indemnity Instrument shall be signed by the legal representatives of the Company.

5.3     RULES AND PROCEDURES FOR THE INDEMNITY COMMITMENT

The following rules and procedures shall be observed for the purposes of notification, analysis and any Qualification of a certain Claim:

5.3.1   NOTIFICATION

The Beneficiary shall inform the Company regarding the Claim within 48 hours of its receipt, upon written communication delivered to the Legal Department of the Company, jointly with a copy of the documents of the Claim that are under his/her possession and proof of expenses and costs that he/she may have already incurred directly due to such Claim.

Failure to observe this term shall result in the loss of the right to the Indemnity Commitment if there is no adequate time for a proper defense of the Claim.

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5.3.2   ANALYSIS OF THE QUALIFICATION AND APPROVAL OF THE INDEMNITY INSTRUMENT

After the Claim has been received as set forth in section 5.3.1 above, the Legal Department of the Company shall carry out a technical assessment regarding the Qualification to the Indemnity Commitment, which shall be based on an opinion issued by a law firm of recognized qualification and reputation in the market.

Once the analysis of the Qualification by the Legal Department is completed, it shall be forwarded to the Executive Office or the Board of Directors of the Company, as the case may be, according to the competences provided for in section 4 of this Policy.

The Qualification shall be denied in case of unequivocal confirmation, based on the information available at the moment of the analysis, of any Excluding Event provided for in section 5.6. below.

The Compliance Committee shall assess the Qualification prior to the approval of the Board of Directors, when the respective Indemnity Instrument is considered an agreement with a Related Party, subject to the approval of the Board of Directors, and such Committee may request any clarifications that it deems necessary to assess the Qualification.

After the analysis of the Qualification has been concluded and the Indemnity Commitment has been approved by the relevant body, the Beneficiary shall be informed of its result by the Legal Department and the Company shall arrange for the signature of the Indemnity Instrument.

If the analysis of the Qualification is negative, the Beneficiary shall be informed with an indication of the Excluding Event(s) that entailed the disqualification.

The favorable or adverse decision in relation to the Qualification may be reviewed at any time, especially in case of new elements or evidence that may change the result of the previous assessment.

The Beneficiary may not vote or otherwise participate, intervene or influence the decision on the Qualification, and shall leave the respective meeting at the moment the matter is discussed or decided in case he/she is part of the competent body. The Beneficiary shall also make the other members of the body aware of his/her conflict of interest and inform, in the minutes of the meeting of the competent body, the nature and extent of his/her interest. However, the Beneficiary may be requested to provide information and clarifications.  Also, the Beneficiary may not vote or otherwise participate, intervene or influence the decision on the Qualification of other Beneficiary to an Indemnity Commitment, whenever the Claim or the acts that gave rise thereto are equal or significantly similar to the Claim or the acts of the Beneficiary, or the decision may otherwise benefit him/her in relation to the Qualification of his/her own Claim.

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5.4     EXPENDITURES

In the course of the Claim, upon a favorable decision in relation to the Qualification, the same body responsible for assessing the Qualification shall also be responsible for authorizing the Expenditure. This rule shall not apply to the following Expenditures, which shall not be subject to authorization from the competent body: (i) fees, emoluments and procedural costs; (ii) those not exceeding BRL 500 thousand or the equivalent amount in dollars; or (iii) in case the Expenditure results directly from an obligation previously undertaken in any agreement, contract, transaction or term of commitment previously authorized under this Policy; or (iv) if the amount of the Expenditure is already set forth in the act of approval of the Qualification.

The Expenditures may also include living expenditures of the Beneficiary in case his/her bank accounts and/or financial investments are blocked as a result of a Claim, while their release has not been granted and implemented. Thus, an amount equivalent to the blocked amount shall be made available directly to the Beneficiary, up to the maximum monthly limit of two hundred thousand Reais (BRL 200,000.00) or the amount equivalent to the net monthly remuneration of the Beneficiary, whichever is lower. Such amounts shall be returned by the Beneficiary, within five (5) business days as of the date of release of the bank account, monetarily adjusted according to the General Market Price Index (IGP-M) or another index that may replace it, and may be set off at any time with other amounts that the Company may have to pay to the Beneficiary.

The body responsible for deciding on the Expenditures may delegate the decisions regarding the Expenditures to the Executive Office or the Legal Department of the Company.

The same rules on termination, abstention, notification of conflicts in the analysis and approval of the Qualification, provided for above, apply to the analysis and approval of Expenditures subject to approval under this Policy.

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5.5     EXCEPTIONAL SITUATIONS

The Company’s management body responsible for assessing the Qualification and the Expenditures in each case may subject the decision on the Qualification or on the Expenditure to an independent third party (law firm, independent audit company etc.), in the following cases: (i) if more than half of the members of such body, as the case may be, are parties to said Claim or direct beneficiaries from the decision; or (ii) if the favorable decision has had more than one adverse vote in the body responsible for assessing the Qualification. In such cases, said management body is bound to the opinion of an independent third party.

5.6     EXCLUDING EVENTS

If any of the events below is characterized, the Indemnity Instrument shall not be granted to the Beneficiary or, if it has already been granted, its effects shall cease immediately, and the Beneficiary shall be obligated to refund the Company for any amounts disbursed thereby:

•           the act or omission which is the subject matter of the Claim, or that gave rise thereto, is not related to the performance of the position or duty of the Beneficiary at Braskem and/or its Controlled Companies and/or at the entities in which the Beneficiary participates by appointment of Braskem;

•           the act or omission which is the subject matter of the Claim, or that gave rise thereto, has been committed or incurred for his/her own interest or for the interests of third parties, with excessive powers, in violation to the Bylaws, with gross fault, willful misconduct, bad faith or fraud, or is considered an illicit criminal act;

•           the Beneficiary has harmed or compromised, by action or omission, the defense of the Company or his/her own defense or the insurance coverage of the Company within the scope of its D&O insurance related to the Claim;

•           the Beneficiary has waived rights or compromised, within the scope of the Claim, without the prior and express consent of the Company; and

•           the act or omission which is the subject matter of the Claim, or that gave rise thereto, may be the object of a civil liability action filed by the Company under article 159 of Law No. 6,404/76, except for the provisions in paragraph 6 of the same article.

The execution of an Indemnity Instrument does not exclude the possibility of application of any of the Excluding Events during its effectiveness if and when such event is verified, especially in case of new elements or evidence that may change the result of the previous assessment

The abovementioned refund, when applicable, shall be made by the Beneficiary within ten (10) business days of the date of awareness of the Beneficiary regarding recognition of the Excluding Event, monetarily adjusted by the IGP-M [General Market Price Index] or another index that may replace it.

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5.7     DEFENSE

Once the Indemnity Instrument has been signed, the attorneys chosen by the Company, at its own costs, shall conduct the defense of the Beneficiary and prepare a legal strategy for the Claim, with the Company being assured of the right to replace them at any time.

The Beneficiary shall provide, in a timely manner, the necessary powers of attorney with ad judicia et extra powers (including powers to participate in conciliation hearings and to execute agreements), and relevant documents and information for the attorneys indicated by the Company.

The Beneficiary shall be ensured the right to follow up on the works related to his/her defense, including access to the relevant documents and attorneys in charge, upon request to the Company, provided that such access does not adversely interfere with the conduct of the works.

In the event that the Company is a defendant in the Claim, jointly with the Beneficiary as a co-defendant, investigated party or in another capacity, the defenses of the Company and the Beneficiary shall be conducted in a coordinated manner, with the purpose of preserving the best interest of the parties involved.

The losses and/or expenses incurred or contracted by the Beneficiaries prior to the execution of the Indemnity Instrument and due to the Claim shall be reimbursed or borne, as the case may be, by the Company, subject to approval of the Qualification and of the Expenditures, and in observance of the terms and conditions of the respective Indemnity Instrument, provided the Company assesses that such expenses were incurred in a reasonable and justifiable manner or in the case of expenses provenly urgent incurred in the preservation of the Beneficiaries’ rights.

Thus, the pending analysis process of the Qualification of a Claim does not prevent the engagement, by the Beneficiary, of an attorney to represent him/her, if necessary, in view of the terms in course and/or the measures that must be taken to allow a timely defense. Cases in which the hiring of the lawyer is not considered urgent, and when the Beneficiary decides not to obtain the prior approval of the Company, the Company may not refund the costs incurred before the execution of the Indemnity Instrument in case of any reasonable opposition to any hiring terms. In any event, the Company may request the replacement of the attorney hired by the Beneficiary without his/her express agreement.

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Expenses not directly related to the defense of a Claim in progress shall not be indemnifiable, such as advisors’ fees for equity protection or reorganization, monitoring of Claims in progress that do not involve the Beneficiary, among other expenses incurred in a preventive manner or in addition to the defense of the Claim in progress.

5.8     COVERAGE PERIOD

The Indemnity Commitment to be executed through the respective Indemnity Instruments may encompass all acts of the Beneficiary in such capacity, including any Claim in course against the Beneficiary and any other Claim that may be filed even after the end of his/her management term, provided that it is related to the acts performed during such management term and always observing the guidelines, conditions and Excluding Events provided for in this Policy and in the respective Indemnity Instrument.

6.     GENERAL PROVISIONS

The Members are responsible for knowing and understanding all Guidance Documents applicable thereto, as well as this Policy as amended from time to time. Similarly, Leaders are responsible to ensure that all Members of their team understand and abide by the Guidance Documents applicable to the Company.

The Members that have any questions or doubts regarding this Policy, including the scope, terms or obligations thereof, must contact their respective Leaders and, if necessary, the Legal Department and/or the Compliance Department of Braskem.

Violations of any of the Company’s Guidance Documents can result in serious consequences to Braskem and the Members involved. Therefore, failure to comply with this Policy or report awareness of a violation to this Policy may result in a disciplinary action for any Member involved.

Board of Directors

Braskem S.A.

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DEFINITIONS

The definitions of the capitalized terms used in this Policy are as follows:

“Beneficiary(s)”: administrators and other Members of Braskem and/or its Controlled Companies and/or entities in which the Beneficiary participates by appointment of Braskem, including former administrators and former Members, who are entitled to the Indemnity Commitment, provided that the Claim related thereto is to be indemnified under this Policy.

“Braskem,” or “Company”: Braskem S.A. and all of its Controlled Companies, in Brazil and abroad.

“Business(es) Leader:” Business Leader of Braskem

“Claim”: administrative, court or arbitration proceedings, investigations, extrajudicial claims and constrictive measures seeking the collection of settlements, debts, indemnifications and/or fines imputable to Braskem and/or its Controlled Companies and/or entities in which the Beneficiary participates by appointment of Braskem or which result from regular acts of management or execution of activities and duties of administrators (or former administrators) and other Members (or former Members) of Braskem and/or its controlled companies and/or entities in which the Beneficiary participates by appointment of Braskem, including Claims of a tax, labor, regulatory or environmental nature, among others, observing the Excluding Events for which the Company is liable.

“Controlled Company(ies)”: companies in which Braskem, either directly or through other controlled companies, holds quotaholder rights that permanently give it preference in corporate resolutions and the power to elect the majority of the administrators.

“Excluding Events”: these are the events listed in section 5.6 of this Policy.

“Executive Office”: Body composed by the statutory directors of the company.

“Expenditure”: payment, refund or reimbursement of funds in the context or as a result of the Claim, either for the Beneficiary or directly for the person entitled thereto, including the provision of warranties and the acceptance or consummation of expenses or payments of any kind.

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“Indemnity Commitment”: indemnification commitment to be provided by the Company for the Beneficiaries, under this Policy, which shall be delivered through the respective Indemnity Instruments.

“Indemnity Instrument”: instrument to be entered into between a Beneficiary and Braskem or a Controlled Company, as the case may be, regarding any Claim, to deliver an Indemnity Commitment, according to the model listed in Exhibit I, any necessary adjustments being permitted on a case-by-case basis due to the Claim(s) to be covered thereby, without changing the content of the rights and obligations included therein.

“Member(s)”: all persons working at Braskem, whether board members, officers, professionals of any kind, interns and apprentices.

“Qualification”: assessment to be carried out by either the Executive Office or the Board of Directors, as the case may be, under this Policy, based on a prior analysis from the Legal Department supported by the opinion of a law firm of recognized qualification and reputation in the market and, when applicable, from the Compliance Committee, the purpose of which shall be verifying the existence of any Excluding Event and analyzing if the Beneficiary and the Claim are eligible for indemnification under this Policy, always based on the information available at the moment of the analysis by the competent body.

“Related Party”: any individual or entity that: (i) holds common shares and has Significant Influence or control over Braskem; (ii) in relation to the controlling shareholder of Braskem, its directly and indirectly controlled companies, entities commonly controlled and Affiliates, as well as the respective controlled companies of such entities; (iii) in relation to the shareholder with Significant Influence over Braskem, its directly or indirectly controlled companies and entities commonly controlled, as well as the respective controlled companies of such entities; (iv) in relation to Braskem itself, its directly or indirectly Controlled Companies in which Braskem’s controlling shareholder or its direct or indirect controlled companies, or also any Key Person(s) related to these entities hold an interest in their corporate capital, or the Affiliates and entities commonly controlled by Braskem, as well as the respective controlled companies of such entities; (v) is a Key Person, or his/her Close Relative, at Braskem or its controlling shareholder; and (vi) is individually or jointly controlled by any person mentioned in the item above; or (vii) is an entity in which a Braskem's Administrator, or a Close Relative, holds ownership interest (in case of closely-held company), or ownership interest equal to or higher than 20% (in case of publicly-held company), or entity in which such Administrator or Close Relative holds the position as Manager.

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EXHIBIT I – INDEMNITY INSTRUMENT FORM

[place, date]

[name of the administrator/former administrator/Member of Braskem]

[address]

Re: Indemnity Commitment

Dear Mr. [=],

We refer to the Indemnity Policy for Administrators and Members approved by the Board of Directors of Braskem S.A. (“Braskem” or “Company”), on [●], as amended from time to time (“Indemnity Policy”), and the [identification of administrative or court procedure], filed against you as [administrator/Member] of [Braskem/name of the succeeded or Controlled company] (“Claim”), with the purpose of [personal liability under and based on the arguments within such Claim]. Capitalized terms, except when defined otherwise herein, shall have the same meaning attributed thereto in the Indemnity Policy.

Regarding this matter, Braskem S.A. notifies you as follows:

1.    Under Section 5.3.1 of the Indemnity Policy, after receiving a notification from you, [Braskem] proceeded with the due analysis of the Qualification of the Claim, under section 5.3.2 of the Indemnity Policy, having concluded that you are entitled to this commitment, without prejudice to the provisions of section 8 below.

2.    In this regard, Braskem understands, based on the elements now provided and the guidelines and preliminary analyses carried out according to the Indemnity Policy, that the facts that originated the Claim resulted from regular management acts, carried out in good faith and in the best interest of the Company, within the scope of the duties carried out by you as [administrator/Member] of the company.

3.    Seeking to protect your legal rights and property against the Claim, Braskem hereby delivers the indemnity obligations contemplated below, under the terms and conditions set forth herein, always observing the guidelines, requirements, limits and procedures set forth by this Indemnity Policy, Braskem being subrogated to all indemnification rights against third     parties, including those that may be ensured under the D&O insurance.

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4.    Observing the provisions in section 8 below, the Company undertakes the commitment to redress any losses and damage directly and provenly suffered by you as a result of the Claim and to indemnify and exempt you from any and all claims, obligations, freezing of assets, attachments, loss of assets, restrictions of rights, liens, payments due to adverse judgment and/or fines, court guarantees, positive and negative covenants, damage and expenses of any nature – including, among others, loss of suit expenses, expert’s fees, engagement of attorneys, opinions, reports, technical experts, certification of signatures, airline tickets and hotel, in the event of need for personal attendance (“Losses”), provided that, in any case, such losses are directly arising from or caused by the Claim and have been authorized, when necessary, pursuant to section 5.4 of the Indemnity Policy, by the competent body of the Company.  The expenses unrelated to the defense of the Claim are not indemnifiable, such as advisors’ fees for equity protection or reorganization, monitoring of ongoing claims, among other expenses incurred in a preventive manner or additionally to the defense of the Claim. Upon observance of the guidelines and approvals applicable under this Indemnity Policy, in the case of any Loss in which the Company does not make the payment and/or deposit directly and previously to the party entitled thereto and/or otherwise prevents any other type of loss or expense to you, the Company shall make, within thirty (30) days as of the receipt of your notification in this regard informing your checking account, the corresponding redress for your Loss, and shall exert its best efforts, upon the adoption of the applicable measures, to enable the clearance of any constriction of assets or rights, with full court guarantee, if necessary and within the shortest possible term. You shall promptly communicate the Company regarding any Loss that you may have suffered or become aware that you will suffer within the scope of the Claim, notifying the amounts, dates, nature and other information that may be relevant regarding the Loss. If the Company's body responsible for assessing the Expenditure [or third party appointed thereby for such purpose], takes an adverse decision in relation to the payment, under the Indemnity Policy, the Company shall not be liable to pay any amount to the Beneficiary.

5.    If you have bank accounts and/or financial investments blocked as a result of a Claim, while its release has not been granted and implemented, the Company undertakes to make available directly to you an amount equivalent to the blocked amount, up to the maximum monthly limit of [two hundred thousand Reais (BRL 200,000.00) or the amount equivalent to the net monthly remuneration of the Beneficiary], whichever is lower. Such amounts shall be returned by you, within five (5) business days as of the date of release of the bank account, [monetarily adjusted according to the IGP-M or another index that may replace it], and may be set off at any time with other amounts that the Company may have to pay to the

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Beneficiary within the scope of the Indemnity Policy.

6.    It is hereby certain and agreed that, as provided for in the Indemnity Policy, you may not vote or otherwise participate, intervene or influence the decision on the Qualification, and shall leave the respective meeting at the moment the matter is discussed or decided in case he/she is part of the competent body. The Beneficiary shall also make the other members of the body aware of his/her disqualification and inform, in the minutes of the meeting of the competent body, the nature and extent of his/her interest. You are hereby made aware that you may be requested to provide information and clarifications. Also, you may not vote or otherwise participate, intervene or influence the decision on the Qualification of another Beneficiary to an Indemnity Commitment, whenever the Claim or the acts that gave rise thereto are equal or significantly similar to the Claim or your acts, or the decision may otherwise benefit him/her in relation to the Qualification of his/her own Claim.

7.    The defense and preparation of a legal strategy within the scope of the Claim shall be conducted by attorneys chosen by the Company, at its own expenses, [the maintenance of the attorneys that currently defend your interests in the Claim are hereby ratified, the Company being ensured the right to replace them at any time, upon your prior consent, which may not be unjustifiably denied] [or] [the Company is hereby ensured the right to replace them at any time. Since you have not consulted the Company before signing this instrument, regarding the engagement of an attorney to represent you in the Claim, the Company reserves the right not to reimburse you for any costs you incurred before the execution of this instrument and/or to request the replacement of the attorney if you have engaged an attorney on your own].  [Note: alternative writings to be defined on a case-by-case basis as provided for in section 5.7 of the Policy.] In the event that the Company is a defendant in the Claim, jointly with you as a co-defendant, investigated party or in another capacity, the defenses of the Company and of you shall be conducted in a coordinated manner, with the purpose of preserving the best interests of all parties involved. You are entitled to monitor the works related to your defense in the Claim, including having access to the relevant documents and the attorneys engaged in the works, upon request of the Company, provided that it does not unduly interfere with the regular performance of the works. You shall provide, in a timely manner, the necessary powers of attorney with ad judicia et extra powers (including powers to participate in conciliation hearings and to execute agreements), and relevant documents and information for the attorneys engaged by the Company to conduct the Claim.

8.    The losses and/or expenses incurred or contracted by you prior to the execution of this instrument and due to the Claim shall be reimbursed or borne by the Company, under the Indemnity Policy, and items 4 and 5 above, provided that the Company assesses that such expenses were incurred in a reasonable and justifiable manner or in the case of expenses provenly urgent incurred in the preservation of your rights.

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If any of the events listed below is characterized at any time, the obligations of the Company under this instrument shall immediately cease and lose effect, and no indemnification, reimbursement or defense related to the Claim will be due to you, in the following cases: (i) the act or omission which is the subject matter of the Claim, or that gave rise thereto, is not related to the performance of the position or duty of the Beneficiary at Braskem and/or its Controlled Companies and/or at the entities in which the Beneficiary participates by appointment of Braskem; (ii) the act or omission which is the subject matter of the Claim, or that gave rise thereto, has been committed or incurred for his/her own interest or for the interest of third parties, with excessive powers, in violation to the Bylaws, with gross fault, willful misconduct, bad faith or fraud, or any act that is considered an illicit criminal act; (iii) you have harmed or compromised, by action or omission, the defense of the Company or your own defense or the insurance coverage of the Company within the scope of its D&O insurance related to the Claim; (iv) you have waived rights or made any decision regarding the transaction without the prior and express consent of the Company; (v) the act or omission which is the subject matter of the Claim, or that gave rise thereto, may be the object of a civil liability action filed by the Company under article 159 of Law No. 6,404/76, except for the provisions in paragraph 6 of the same article. If any of the events set forth in this item is characterized, you are obligated to return any amounts paid by the Company in your benefit within ten (10) business days as of the date of acknowledgment of the Excluding Event, monetarily adjusted by the IGP-M or another index that may replace it.

9.    You are aware that the Indemnity Policy, as amended from time to time, is an integral part of this letter and is bidding upon you and all of your Beneficiaries, regardless of any change in the terms of this letter. Except in this case, the terms of this letter shall only be extended, changed or amended by means of a written document signed by the Company and you. The extension of the benefits of this letter regarding new court or administrative proceedings arising from the facts described in the Claim, which may be filed against you in the future, shall depend on a new concrete assessment by Braskem.

10. You are aware that you may not assign, in any way, your rights or obligations under this instrument.

11. This instrument shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil and any disputes between the parties related hereto shall be exclusively settled by the Central Courts of the City of São Paulo, to the exclusion of any other court however privileged it may be.

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Nothing further, we subscribe it.

____________________________

BRASKEM S.A.

Agreed on ______/_____/2018

____________________________

[name]

Witnesses:

1.________________                           2.______________________________

Name:                                              Name:

Individual Taxpayers Register (CPF):       Individual Taxpayers Register (CPF):

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CONTROL INFORMATION

Control of changes:

Date	Version	Support Member	Change made

Languages:

Language(s):
Primary Language:	☒ English ☐ German ☐ Portuguese ☐ Spanish
Other Language(s):	☐ English ☒ German ☒ Portuguese ☒ Spanish

Areas / Regions Involved in the development of this Policy:

Duties	Name	Area / Region	Date of approval
Support Member:	Alessandra Araripe	Legal	July 20, 2018
Reviewer	Cristiane Rego	Legal EU	January 16, 2019
Reviewer:	Efrain Rivera Marin	Compliance MX	January 21, 2019
Reviewer:	Akira Ano Junior	Compliance LATAM	January 31, 2019
Reviewer:	Joseph Henry	Compliance US	January 3, 2019
Reviewer:	Andreas Schwenteck	Compliance EU	January 4, 2019
Reviewer:	Everson Bassinello	Chief Compliance Officer	January 11, 2019
Reviewer:	Marcella Menezes	Legal	December 7, 2018
Reviewer:	Gustavo Valverde	General Counsel	December 20, 2018
Reviewer:	Fernando Musa	LN Braskem	February 2, 2019

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.